SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

Digimarc Corporation

(Name of Subject Company)

Digimarc Corporation

(Names of Person(s) Filing Statement)

Common Stock, $0.001 par value,

including the preferred stock purchase rights attached thereto

(Title of Class of Securities)

253807101

(CUSIP Number of Class of Securities)

Robert Chamness

Chief Legal Officer and Secretary

Digimarc Corporation

9405 S.W. Gemini Drive

Beaverton, Oregon 97008

(503) 469-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Roy W. Tucker

John R. Thomas

Perkins Coie LLP

1120 N.W. Couch Street

Tenth Floor

Portland, Oregon 97209-4128

(503) 727-2000

☒     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

IMPORTANT INFORMATION

                This filing is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities.  The tender offer for the outstanding shares of common stock of Digimarc Corporation (“Digimarc”) described in this filing has not commenced.  At the time the expected tender offer is commenced, L-1 Identity Solutions, Inc. (“L-1”) and its wholly owned subsidiary, Dolomite Acquisition Co., expect to file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and Digimarc expects to file a solicitation/recommendation statement with respect to the tender offer.  Investors and Digimarc stockholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and other offer documents) and the related solicitation/recommendation statement prior to making any decisions with respect to the tender offer because they will contain important information, including the terms and conditions of the tender offer.  When available, the offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, will be made available to all Digimarc stockholders at no expense to them.  These documents will also be available at no charge at the SEC’s website at www.sec.gov.

* * * * *

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

                This filing, including the exhibit hereto, contains forward-looking statements that involve risks and uncertainties, as well as assumptions that, if they do not materialize or if they prove incorrect, could cause results to differ materially from those expressed or implied by such forward-looking statements.  All statements, other than statements of historical fact, are statements that could be forward-looking statements.  Factors that may cause or contribute to such differences include:  future changes in Digimarc’s business; the potential inability of L-1 and Digimarc to complete the proposed spin-off of Digimarc’s digital watermarking business or to satisfy other closing conditions for the acquisition on a timely basis; L-1’s potential inability to obtain financing necessary to complete the acquisition; general economic and political conditions; and other risks described from time to time in Digimarc’s SEC periodic reports and filings.  Digimarc assumes no obligation to update any forward-looking statements to reflect events that occur or circumstances that exist after the date on which they were made.

Exhibit	Description

99.1	Press Release, issued by Digimarc Corporation, dated June 30, 2008.